

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2018

Huibin Su
Chief Executive Officer
CX Network Group, Inc.
Room 1205, 1A Building
Shenzhen Software Industry Base, Xuefu Rd.
Nanshan District, Shenzhen, Guangdong Province
People's Republic of China

> **Re: CX Network Group, Inc.**
> **Current Report on Form 8-K**
> **File No. 333-169805**
> **Filed March 23, 2018**

Dear Mr. Su:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Current Report on Form 8-K

Business
Company Overview, page 7

1.   We note your statement that you expect your mobile gaming products will become the major force in driving the growth of your company in the future. Please disclose whether you have begun monetizing these products and whether these products are used by a material amount of customers.

Risk Factors, page 16

2.   Please include a risk factor discussion regarding management's control of the company via

a predominant share of your outstanding stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

3.   We note your reference to an expense of $147,176 incurred in FY 2017 which is described as being "primarily attributable to the donation of $147K to a public welfare." Please provide more information about this expense and the company's rationale for making this donation.

Liquidity and Capital Resources, page 40

4.   We note your discussion of capital contributions and proceeds from related parties. Please disclose whether you have or do not have any formal arrangements with management or related parties to provide financing. If applicable, please describe these arrangements.

General

5.   We note your statements that you believe CX Network Group to be an Emerging Growth Company ("EGC") as defined in the Jumpstart Our Business Startups Act of 2012. We note however, that you filed a registration statement on Form S-1 under the Securities Act of 1933 that became effective on December 16, 2010 and sold securities pursuant to that registration statement on January 31, 2011. It does not appear that you qualify for EGC status. Please remove references to being an EGC from your filing or provide a more detailed discussion of your legal conclusion regarding EGC status.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at (202) 551- 3257 with any other questions.

Division of Corporation Finance
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